Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to the incorporation by reference in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. of our report dated June 22, 2009, included herein, with respect to the statement of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2009 annual report for Form 11-K of the Hawaiian Electric Industries Retirement Savings Plan.

/s/ KPMG LLP
Honolulu, Hawaii
June 28, 2010